Mail Stop 4561

March 19, 2009

Reza Meshgin
Chief Executive Officer
Multi-Fineline Electronix, Inc.
3140 East Coronado Street
Anaheim, California 92806

Re:     **Multi-Fineline Electronix, Inc.**
        **Form 10-K for the fiscal year ended September 30, 2008**
        **Filed December 09, 2008**
        **Form 10-Q for the quarterly period ended December 31, 2008**
        **Filed February 9, 2009**
        **File No. 000-50812**

Dear Mr. Meshgin:

        We have reviewed your response letter dated February 26, 2009 in connection
with the above-referenced filings and have the following comments.  If indicated, we
think you should revise your document in response to these comments.  If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.  Please be as detailed as necessary in your explanation.  In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure.  After reviewing this information, we may raise
additional comments.  Unless otherwise noted, where prior comments are referred to they
refer to our letter dated January 30, 2009.

Form 10-K for the fiscal year ended September 30, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview, page 28

1.  We note your response to prior comment No. 3, however, we continue to believe
    that you should include disclosures to quantify and analyze these key indicators
    on an <u>aggregate</u> basis.  You should also be disclosing why the "fourth customer"
    revenues have decreased sharply and whether this customer relationship has
    effectively ended.  In addition, the reasons for the decline in the industrial sector
    should be discussed in reasonable detail and this discussion should indicate

whether this trend will continue.  We refer you to SEC Release 33-8350, Sections III.B.1 and 3.

Liquidity and  Capital Resources, page 37

2.  We note your response to prior comment no. 7 and have the following comment. Please clarify the reasons or cause of the improved payment terms.  For example, the mix of products being sold by sector appears to have changed and the amount sold to each customer seems to have changed.  Did these events affect your collection results since the products and customers have different payment terms? That is, indicate whether a new policy or whether a change in mix of products purchased by each customer caused the improvement.

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 8. Segments, page 61

3.  We note from your disclosures on page 34 that you present net sales for the wireless sector, consumer products sector and industrial sector.  Clarify how you have evaluated paragraphs 10 through 15 of SFAS 131 when determining that these sectors do not represent separate operating segments.  Clarify what information is reviewed by your chief operating decision maker to allocate resources and access performance of these sectors.

Form 10-Q for the quarterly period ended December 31, 2008

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 8.  Segments Information, page 12

4.  Please clarify the nature of the increase in net sales within your Singapore geographic segment.  In this respect, tell us whether these sales were made to one of your four largest customers.  Describe whether any these sales relate to the acquisition of Pelikon Limited.

<u>Executive Compensation, Page 20</u>

<u>Incorporated by Reference from Definitive Proxy Statement filed on January 21, 2009</u>

<u>Compensation Programs Objectives and Philosophy, page 20</u>

5.  You indicate in your response to prior comment 11 that your compensation committee analyzes the competitive data of your peer group "on a qualitative not quantitative basis."  In your response letter, please describe the qualitative analysis conducted by your compensation committee and explain how it differs from a quantitative analysis.  Also, you indicate in your response that based on its qualitative analysis of peer company data, your compensation committee sets executive compensation "within a range that it determines is competitive."  If your compensation committee uses a range derived from peer group data, even in part, in determining awards under any element of your executive compensation, you should discuss that range in your disclosure regarding that element.  If the compensation committee evaluates overall executive compensation against a range derived from peer group data, you should disclose that range as well.  Please confirm that you will provide this information in future filings.

<u>Base Salary, page 10</u>

6.  We note your response to prior comment 12.  We are unable to concur with your conclusion that your current disclosure provides all material information necessary for an understanding of how your compensation committee determines base salaries and equity grants for your named executive officers.  Your disclosure should explain and place in context each of the specific factors considered when approving particular pieces of each named executive officers' compensation package and analyze the reasons why the company believes the amounts paid are appropriate in light of those factors.  Accordingly, your executive compensation disclosure should be expanded to provide specific information as to the factors that your compensation committee considered in awarding salary increases and equity grants to its named executive officers.  For example, instead of noting that the compensation committee took into account an individual's level of responsibility and performance, you should disclose examples of the specific responsibilities and accomplishments of each named executive officer that were considered by the compensation committee in determining the salary increase and equity grant awarded to that officer.  Please confirm that you will provide appropriate disclosure in future filings.

<u>Bonuses, page 23</u>

7.  We note your response to our prior comment 13. Please provide additional detail regarding why you believe disclosure of a past year's performance targets would cause competitive harm.  In particular, explain in detail how a competitor could use financial targets that were applicable to an historical period to their

competitive advantage and to your commercial harm.  For example, please explain how disclosure of revenue targets, as compared to disclosure of actual revenue in your year-end financial statements, gives competitors insights into the key terms and elements of your business strategies, plans and targets.


\* \* \* \* \* \* \*


Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or if you need further assistance, Mark P. Shuman, Legal Branch Chief at (202) 551-3462.  If you need further assistance, you may contact me at (202) 551-3730.


Sincerely,


Stephen Krikorian
Accounting Branch Chief